Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Pension Committee of the
American Woodmark Corporation Retirement Savings Plan:
We consent to the incorporation by reference in the registration statements Nos. 333-223220, 333-141621 and 333-186266 on Form S-8 of American Woodmark Corporation of our report dated June 29, 2018 with respect to the statements of net assets available for benefits of the American Woodmark Corporation Retirement Savings Plan as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year) at December 31, 2017, which report appears in the December 31, 2017 annual report for Form 11-K of the American Woodmark Corporation Retirement Savings Plan.

/s/ KPMG LLP

McLean, Virginia
June 29, 2018